UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ExpressJet Holdings, Inc.
(Name of Issuer)

Common stock, par value $.01 per share
(Title of Class of Securities)

30218U 10 8
(Cusip Number)

April 17, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___ Rule 13d-1(b)

___ Rule 13d-1(c)

X Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Continental Airlines, Inc. 74-2099724
2	Check the Appropriate Box if a Member of a Group (a) (See Instructions) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 34,000,000[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 34,000,000[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 34,000,000[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 53.1%[1]
12	Type of Reporting Person (See Instructions) CO

1 Continental Airlines, Inc. ("Continental") also holds the sole share of special voting preferred stock authorized in the issuer's charter. The share of special voting preferred stock gives Continental the right to elect a specified number of directors (currently the majority) to the issuer's board of directors, as well as certain other rights.

Item 1(a). Name of Issuer:

ExpressJet Holdings, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

1600 Smith Street, Dept. HQSCE

Houston, Texas 77002

Item 2(a). Name of Person Filing:

Continental Airlines, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

1600 Smith Street, Dept. HQSEO

Houston, Texas 77002

Item 2(c). Citizenship:

U.S.A.

Item 2(d). Title of Class of Securities:

Common stock, par value $.01 per share

Item 2(e). CUSIP Number:

30218U 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership.

(a) Amount beneficially owned: 34,000,000 shares1

(b) Percent of class: 53.1%1

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 34,000,000 shares1

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 34,000,000 shares1

(iv) Shared power to dispose or to direct the disposition of 0

1 Continental also holds the sole share of special voting preferred stock authorized in the issuer's charter. The share of special voting preferred stock gives Continental the right to elect a specified number of directors (currently the majority) to the issuer's board of directors, as well as certain other rights.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTINENTAL AIRLINES, INC.

January 21, 2003	By /s/ Jennifer L. Vogel
Jennifer L. Vogel
Vice President and General Counsel